

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of September 30, 2024

The principal balances and results accumulated for the period ending September 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,894,336
Loans and accounts receivables from customers and banks, net	39,125,229
Loans and accounts receivables from customers at fair value, net	38,140
Financial instruments	8,610,696
Financial derivative contracts	11,453,327
Other asset ítems	4,768,526
Total assets	**65,890,254**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,122,844
Time deposits and other time liabilities	16,494,241
Issued debt and regulatory capital instruments	10,614,823
Financial derivative contracts	11,963,452
Other liabilities ítems	9,370,744
Total equity	4,324,150
Total liabilities and Equity	**65,890,254**

Equity attributable to:	
Equity holders of the Bank	4,218,883
Non-controlling interest	105,267

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,297,581
Net fee and commission income	408,319
Result from financial operations	180,480
Total operating income	**1,886,380**
Provision for loan losses	(393,520)
Support expenses	(680,118)
Other results	(67,794)
Income before tax	**744,948**
Income tax expense	(154,136)
Net income for the period	**590,812**

Attributable to:	
Equity holders of the Bank	581,110
Non-controlling interest	9,702

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Septiembre de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Septiembre de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.894.336
Créditos y cuentas por cobrar a clientes y bancos	39.125.229
Créditos y cuentas por cobrar a clientes a valor razonable	38.140
Instrumentos financieros	8.610.696
Contratos de derivados financieros	11.453.327
Otros rubros del activo	4.768.526
Total Activos	**65.890.254**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.122.844
Depósitos y otras captaciones a plazo	16.494.241
Instrumentos de deuda y capital regulatorio emitidos	10.614.823
Contratos de derivados financieros	11.963.452
Otros rubros del pasivo	9.370.744
Total patrimonio	4.324.150
Total Pasivos y Patrimonio	**65.890.254**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.218.883
Interés no controlador	105.267

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.297.581
Ingresos netos de comisiones	408.319
Resultado de operaciones financieras	180.480
Total ingresos operacionales	**1.886.380**
Gasto de pérdidas crediticias	(393.520)
Gastos de apoyo	(680.118)
Otros resultados	(67.794)
Resultado antes de impuesto	**744.948**
Impuesto a la renta	(154.136)
Utilidad consolidada del periodo	**590.812**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	581.110
Interés no controlador	9.702

JONATHAN COVARRUBIAS H.	**ROMAN BLANCO R.**
Gerente de Contabilidad	**Gerente General**

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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